JONES DAY

222 EAST 41ST STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 326-3939 • FACSIMILE: (212) 755-7306

WRITER'S DIRECT NUMBER:
212-326-3739
sdguynn@jonesday.com

03003298

January 16, 2003

SUPPL

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

File No. 82-3653

03 JAN 21 AM 7:21

Re: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 -- SEC File No. 82-3653

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

We are submitting the attached information to the Securities and Exchange Commission on behalf of Sudamtex de Venezuela, C.A., a corporation organized under the laws of Venezuela, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The attached information is a summary in English of recent judicial proceedings in Venezuela relating to the voluntary liquidation of assets of Sudamtex. Any questions may be addressed to the undersigned.

Very truly yours,

Steven D. Guynn

Enclosures

cc (w/ Encs.): Alexander Furth, Sudamtex (via e-mail)
Antonio Villegas, Sudamtex (via e-mail)

The Bank of New York:
- Corporate Trust Trustee Administration (first class registered mail)
- American Depositary Receipt Administration (first class registered mail)

NYI-2038071v1

Ofic. de Caracas:
Av. Urdaneta, Ibarras a Pelota
Edif. Karam Piso 1 Caracas, D.F.
Telf. (0212) 5629222 Fax: (0212) 5612634

SUDAMTEX DE VENEZUELA C.A.
R.I.F. J-00035417-0 N.I.T. 508841-0-4
Apartado: 3025 Caracas, 4671 Maracay
Capital Autorizado Bs. 99.880.110.000,00
Capital Pagado Bs. 54.743.832.500,00

Complejo Fabril:
Av. Bermúdez Sur. Maracay - Edo. Aragua
Telf. (0243) 2364611 Fax (0243) 2351678

November 4th, 2002

Mr. Steve Guynn
Jones, Day, Reavis & Pogue
New York City.-

Dear Mr. Guynn,

The past August 7th, Sudamtex de Venezuela presented to the respective Court, a Chapter Eleven petition. The decision of taking the benefits of this figure provided in the Venezuelan Commerce Code was taken by the Board of Directors in order to proceed orderly with the liquidation of assets, and the payment of dues, within the period established by law.

Upon Sudamtex' petition, on August 14th 2002, the court in charge decided:

1. To practice the judicial occupation on goods, books, correspondence and documents of Sudamtex.
2. To appoint Receivers.
3. To appoint Watchful Commission Members.
4. To order protection of the guaranties granted by third parties including those granted by the petitioner.
5. To extend protection and conservation measures to companies in which Sudamtex has direct or indirect control upon the majority of shares and management control.
6. To summon a creditors meeting.

Attached you will find the decision dated August 14th, 2002, submitted by the respective court.

Also, to comply our obligations with the Security Exchange Commission (SEC), we kindly request from you information about what documents should we send.

For any additional information you may require, we are at your disposal.

Sincerely yours,

Yliana Rivas Mileo
Legal Department

JUZGADO NOVENO DE PRIMERA INSTANCIA EN LO CIVIL Y MERCANTIL BANCARIO CON COMPETENCIA NACIONAL Y SEDE EN LA CIUDAD DE CARACAS. Caracas, catorce (14) de agosto de dos mil dos (2002).-

Años: 191° y 142°

Vista la solicitud presentada en fecha 08 del presente mes y año en curso por el ciudadano ANTONIO VILLEGAS, Venezolano, mayor de edad, de este domicilio y titular de la Cédula de Identidad N° 3.184.652, en su carácter de presidente de la empresa SUDAMTEX DE VENEZUELA, C.A., sociedad mercantil domiciliada en la ciudad de Caracas, inscrita originalmente ante el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 22 de enero de 1946, bajo el N° 107, Tomo 6-B, cuyo último texto refundido de su documento Constitutivo-Estatutario, quedó inscrito ante el Registro Mercantil Segundo (2°) de la Circunscripción Judicial del Distrito Federal (Hoy Distrito Capital) y Estado Miranda en fecha 2? de noviembre de 1999, bajo el N° 27, Tomo 322-A-Sgdo, cuya última reforma Estatutaria quedó inscrita ante el referido Registro Mercantil en fecha 28 de enero de 2002, bajo el N° 44, Tomo 9-A-Sdo, asistido por los abogados ANDRES A. MEZGRAVIS H., MANUEL A. ITURBE e YLIANA RIVAS MILEO, Venezolano, mayores de edad, abogados en ejercicio, titulares de las Cédulas de Identidad Nos 7.102.795, 9.979.567 y 9411.019, e inscritos en el Instituto de Previsión Social de Abogado bajo los Nos. [illegible]035, 48.523 y 45.286 respectivamente, mediante la cual solicita se le conceda el Beneficio Legal de Atraso. Vistos igualmente todos los recaudos mencionados en la referida solicitud y consignados en fecha 14 de agosto del presente año, los cuales han sido revisados exhaustivamente en su integridad por este Tribunal, constatándose así que los mismo están completos en debida forma, con lo que se da cabal cumplimiento a las exigencia establecidas en el Articulo 899 del Código de Comercio.-

En efecto como primer anexo marcado A-1, el solicitante consigna documentos Constitutivo-Estatutario de la empresa SUDAMTEX DE VENEZUELA, C.A.; Marcado A-2, designación del ciudadano ANTONIO VILLEGAS como presidente de la referida empresa; Marcado A-3 Certificación de la Resolución de la Junta Directiva de SUDAMTEX DE VENEZUELA, C.A., adoptada en fecha 18 de julio de 2002 en la cual se autoriza al presidente de la empresa a proceder a la presentación de la Solicitud de Atraso; Marcado A-4, poder judicial de SUDAMTEX DE VENEZUELA, C.A.; marcado B-1, estados financieros consolidados de la mencionada empresa al 30 de junio de 2001; Marcado B-2, balance comercial de la prenombrada empresa al 30 de abril de 2002 y sus anexos (Inventario nominal y listados nominativos de acreedores y deudores); Marcado C-1, convenio de reprogramación entre SUDAMTEX DE VENEZUELA, C.A., INVERSIONES ARAGUA y Corporación Andina de Fomento; Marcado C-2, convenio de reprogramación entre SUDAMTEX DE VENEZUELA, C.A., e Instituciones Financieras; Marcado D-1, contrato de fideicomiso I; Marcado D-2, contrato de fideicomiso II; Marcado D-3, contrato de fideicomiso III; Marcado E-1 al E-9, diversas comunicaciones entre SUDAMTEX DE VENEZUELA, C.A , y la banca acreedora; Marcado como F-1 al F-13, diversos articulos de prensa relativos a la situación de la empresa SUDAMTEX DE VENEZUELA, C.A.; Marcado G, lista de activos sociales de la supra mencionada empresa; Marcados H, comprobante de patente de Industria y Comercio de la referida empresa; Marcado I-1, opinión favorable de diversos acreedores a la solicitud de la mencionada empresa; Marcado J, listado de empresas mercantiles que la empresa SUDAMTEX DE VENEZUELA, C.A., posee directa o indirectamente por mayoría de accionistas y/o control gerencial.-

Una vez verificada la presentación de todos los mencionados recaudos, este Tribunal conforme a lo establecido en el artículo 900 del Código de Comercio, admite la presente Solicitud de Atraso cuanto a lugar en derecho de la empresa SUDAMTEX DE VENEZUELA, C.A.,

File No. 82-3653

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Veintidos

representada por el ciudadano ANTONIO VILLEGAS antes identificado, en consecuencia:

PRIMERO: Se decreta la Ocupación Judicial de todos los bienes libros, correspondencias y documentos de la solicitante SUDAMTEX DE VENEZUELA, C.A., para la practica de dicha Ocupación Judicial el Tribunal fijará la oportunidad por auto separado.-

SEGUNDO: Se le advierte a la solicitante que no puede enajenar ni comprometer en forma alguna los bienes que integran sus activos, asimismo se le advierte que esta en la obligación de no hacer mientras se resuelve la presente solicitud, ninguna operación que exceda del giro normal de la referida empresa.-

TERCERO: Se designan con el carácter de Síndicos en el presente procedimiento a tenor de lo previsto en el artículo 900 del Código de Comercio a los doctores NELSON MOGNA y SIMON ROJAS Venezolanos Mayores de edad, de este domicilio, abogados en ejercicio, titulares de las Cédulas de Identidad Nos. 1.196.052 y 10.495.651 e inscritos en el Instituto de Previsión Social del Abogado bajo los Nos. 9.642 y 84.131 respectivamente, a quienes se ordena notificar mediante boletas, a los fines de que comparezcan ante la sede de este Tribunal al segundo día de despacho siguiente a la constancia en autos de su notificación a las diez de la mañana, a objeto de que manifiesten su aceptación o excusa al cargo recaído en su personas y en el primero de los casos presenten el juramento de Ley. Líbrense Boletas.-

CUARTO: Se designan para integrar la Comisión de Vigilancia a los siguientes acreedores: Un miembro que designará CORPORACIÓN ANDINA DE FOMENTO, acreedor hipotecario; Un miembro que designará la sociedad mercantil GLOBAL INVESTMENTS FINANCIAL acreedor hipotecario y un tercer miembro que designará el BANCO OCCIDENTAL DE DESCUENTO, C.A., ACREEDOR HIPOTECARIO a quienes se ordena notificar mediante boletas, a los fines de que comparezcan ante la sede de

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este Tribunal dentro del segundo día de despacho siguiente a la constancia en autos de su notificación, a objeto de que manifiesten su aceptación o excusa al cargo recaído en su personas y en el primero de los casos presenten el juramento de Ley. Líbrense Boletas.-

QUINTO: Se acuerda la protección de las Fianzas y Avales otorgados por terceras personas incluyendo los otorgados por la solicitante.-

SEXTO: El Tribunal advierte que las medidas de protección y conservación antes dictadas tendrán eficacia hasta tanto se decida el fondo de la presente solicitud y sin que tales medidas signifiquen la paralización de las actividades de la mencionada empresa.-

SÉPTIMO: Se extienden las medidas de protección y conservación antes dictadas a favor de la empresa SUDAMTEX DE VENEZUELA, C.A., a las empresas mercantiles sobre las cuales la mencionada empresa posee directa o indirectamente mayoría accionaria y control gerencial que a saber son: C.A., INVERSIONES ARAGUA, INDUSTRIAS FIBRATANK UST, C.A., INDUSTRIAS TEX 27, C.A., INVERSIONES 51297,C.A., INDUSTRIAS VEL 28, C.A., PARTICIPACIONES VALORES INCORPORADOS VI, C.A. (PARVINCA), CULTIVADORES DE ALGODÓN 24, S.A. (CASA 24, S.A.), CULTIVADORES DE ALGODÓN 28, S.A. (CASA 28, S.A.), FIBRAS DE VIDRIO PARA REFUERZOS DE PLASTICO, S.A. (FIVIREX S.A.), FIVIREX OCCIDENTE, C.A., FIVIREX ORIENTE, C.A., FIVIREX CENTRO, C.A., FIVIREX CARACAS, C.A., TELMATEX, C.A., GLOBAL RELIANCEINVESTMENTS LIMITED, CALEB INVESTMENTS INC, MANAGEMENT CONSULTNTS INTERNATIONAL, TANNOCH LOCH LIMITED, RIANO HOLDINGS INC, GLOBAL INVESTMENTS FINANCIAL CORPORATION, SUDAMTEX FINANCE CORPORATION N.V., SUDANTES DE COLOMBIA, S.A., SHARE HOLDINGS, S.A., e INDUSTRIAS HILASUD, C.A. todas identificadas en los recaudos consignados en la presente solicitud.-

File No. 82-3653

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Veinticuatro

OCTAVO: Se convoca a los Síndicos, a los miembros que integran la comisión de Vigilancia y a los acreedores de la solicitante en general a una reunión que tendrá lugar en la sede de este Tribunal a las diez de la mañana del octavo día de despacho siguiente a la publicación y consignación de un cartel que se ordena librar en el diario El Nacional, a fin de que expongan lo que crean conveniente en relación a la presente solicitud. Librense Boletas y Cartel.-

LA JUEZA

Dra. ELBA MEJIAS DE GONZALEZ

EL SECRETARIO

Abog. RUDYS DELGADO

EMG/CTB/rd

Sol. No. 038-02

89